enerPLUS

NEWS RELEASE

ENERPLUS CORPORATION

The Dome Tower, Suite 3000	US Bank Tower, Suite 2200
333 – 7th Avenue SW	950 - 17th Street
Calgary, Alberta	Denver, Colorado
T2P 2Z1	80202-2805

November 2, 2022

Enerplus Announces Sale of Remaining Canadian Assets

Calgary, Alberta - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) today announced that it has entered into a definitive agreement to sell substantially all of its remaining Canadian assets located in Alberta and Saskatchewan (the "Assets") to Surge Energy Inc. ("Surge") for total consideration of CDN$245 million (US$180 million), prior to closing adjustments, with an effective date of May 1, 2022. The consideration comprises CDN$210 million in cash and CDN$35 million in common shares in Surge.

The Assets include production of approximately 3,000 BOE per day (99% crude oil) on a net after deduction of royalties basis (approximately 4,000 BOE per day before deduction of royalties).

The transaction is expected to close in December 2022, subject to customary closing conditions.

TPH & Co. and Scotiabank acted as financial advisors to the Company with respect to the transaction.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Currency and Accounting Principles

All amounts in this news release are stated in U.S. dollars unless otherwise specified. All financial information in this news release has been prepared and presented in accordance with U.S. GAAP.

Barrels of Oil Equivalent

This news release contains references to "BOE" (barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOE may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

NOTICE REGARDING INFORMATION CONTAINED IN THIS NEWS RELEASE

This news release contains certain forward-looking information and forward-looking statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "believe", "estimate", "will", "plan", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: proposed disposition of the Assets, including the terms of the transaction, estimated consideration and terms thereof, and timing of completion.

The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: that the transactions will be completed substantially on the terms and within the timeline described in this press release; that we will conduct our operations and achieve results of operations as anticipated; estimated commodity prices; and the general continuance of current or, where applicable, assumed industry conditions.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: failure to complete the sale of the Assets in accordance with the terms thereof or at all and/or failure to realize the anticipated benefits of such sale; unanticipated operating results; fluctuations in commodity prices; and certain other risks detailed from time to time in Enerplus' public disclosure documents (including, without limitation, those risks identified in its annual information form for the year ended December 31, 2021, management's discussion and analysis ("MD&A"), and Form 40-F at December 31, 2021 as it may be updated from time to time by current reports on Form 6-K, all of which are available, as applicable, on SEDAR website at www.sedar.com, on the SEC's website at http://www.sec.gov and on Enerplus' website).

Investor Contacts

Drew Mair, 403-298-1707

Krista Norlin, 403-298-4304